Exhibit 99.59

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Positive Clinical Data from Its Collaborative
Combination Immunotherapy Trial in Advanced Ovarian Cancer

Data From First Dosing Cohort Show a 70% Disease Control Rate –

Including 30% of Patients with Partial Responses – and Demonstrate a Tolerable Safety Profile

Immunovaccine to Host a Conference Call to Review the Results on Tuesday,

December 5, 2017 at 8:00 am ET

Halifax, Nova Scotia; December 5, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced positive top-line clinical data from its ongoing Phase 1b trial evaluating the safety and efficacy of Immunovaccine’s lead immuno-oncology candidate, DPX-Survivac, in combination with Incyte’s IDO1 enzyme inhibitor epacadostat, and low-dose cyclophosphamide in patients with advanced ovarian cancer. Immunovaccine is conducting the trial in a collaboration with Incyte Corporation.

Initial results from ten evaluable patients in the DPX-Survivac plus 100 mg epacadostat dosing cohort demonstrate a disease control rate of 70%, including partial responses (PR, defined as ≥30% decrease in tumor lesion size) in 30% of the patients (three out of ten.) To-date, the combination also exhibited a well-tolerated safety profile, with the majority of adverse events (AEs) reported as Grade 1 and Grade 2, and only one potential treatment-related AE.

“Individuals with recurrent ovarian cancer, in particular, have not yet benefited from immunotherapy treatment breakthroughs in the way that those with other hard-to-treat cancers have,” said Frederic Ors, Chief Executive Officer of Immunovaccine. “We believe that these clinical results reported thus far for this combination immunotherapy in this patient population are promising. We are excited by the potential of DPX-Survivac to increase the number of individuals who may benefit from novel combination immunotherapies, and look forward to our continued work with Incyte and our other partners to increase the treatment options for such patients.”

Blood tests indicated that the majority of treated patients exhibited targeted T cell activation. Tumor biopsies and analyses thus far have supported the reported mechanism of action (MOA) of this immunotherapy combination, with DPX-Survivac triggering T cell infiltration into the tumor. This T cell activation was also correlated with tumor regression.

“These first data from this trial are consistent with our prior clinical findings, which indicated that DPX-Survivac could deliver best-in-class T cell activation,” continued Mr. Ors. “We believe that these results support the theory that our T cell activation can lead to tumor regressions, which is critical for advancing immunotherapy treatments for many types of cancer.”

About the Phase 1b Trial

The Phase 1b trial is a single-arm, non-randomized, open label, uncontrolled, safety and efficacy study for patients with advanced, platinum-sensitive and resistant ovarian cancer. Investigators completed enrollment of ten evaluable patients for the study’s first dosing cohort, which consists of 100 mg epacadostat twice daily (BID), DPX-Survivac, and low-dose cyclophosphamide.

In the first dosing cohort, investigators observed:

•	A 30% overall response rate, with 3 out of ten PRs
o	Two of the patients exhibiting PRs have completed one year of treatment with responses ongoing at 12 and 14 months, respectively
•	Four patients (40%) had stable disease
o	Two of the patients exhibiting stable disease are still enrolled in the trial, with one of those patients showing a 21% tumor reduction
•	A 70% disease control rate (defined as the total number of patients achieving complete response, partial response, and stable disease)

At the time of data cut-off, there were also preliminary data on the first three evaluable patients in the second dosing cohort evaluating the combination of 300 mg BID epacadostat, DPX-Survivac, and low-dose cyclophosphamide. From the first three evaluable patients, two showed stable disease, with one patient showing tumor regression of approximately 25%. The second dosing cohort is ongoing and is expected to enroll 16 to 40 patients in total. Immunovaccine expects to provide a clinical update on the second dosing cohort in the first half of 2018 and investigators are also planning to submit the study findings for scientific publication.

“The activation of T cells is the hallmark of DPX-Survivac’s mechanism of action, and, we believe, this initial data shows, for the first time, a significant number of tumor regressions in a combination therapy clinical trial centered on T cell activation technology,” said Mr. Ors. “We are of the opinion that these data provide clinical proof-of-concept that significantly de-risks our development strategy for both our partners and shareholders, while potentially bringing future benefits to patients in need. We are looking forward to building on this solid foundation to accelerate the Company’s growth.”

Conference Call and Webcast Information

Immunovaccine will host a webcast and conference call to provide an overview of this data. The call can be accessed by dialing (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (International) with the conference ID# 3558749. You can access the live audio webcast and presentation via this link, or by pasting this URL in your browser: https://edge.media-server.com/m6/p/9u4kwnce.

About Ovarian Cancer

According to the American Cancer Society (ACS), ovarian cancer ranks fifth in cancer deaths among women, accounting for more deaths than any other cancer of the female reproductive system. Often diagnosed in its advanced stages, about 21,290 women received a new diagnosis of ovarian cancer in 2015; approximately 14,180 women would die from the disease, according to ACS estimates.

Ovarian cancer has a significant impact globally as well. The World Cancer Research Fund reports that ovarian cancer is the seventh most common cancer in women worldwide (18 most common cancer overall), with 239,000 new cases diagnosed in 2012.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in Immunovaccine’s proprietary DepoVax™ delivery platform. DPX-Survivac is thought to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides. Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Immunovaccine has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac. DPX-Survivac received Fast Track designation from the U.S. Food & Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies and other vaccine candidates based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell-activating therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com